Mail Stop 6010

May 21, 2007

Leonard Goldberg
Chief Executive Officer
Greenlight Capital Re, Ltd.
802 West Bay Road, The Grand Pavilion
Grand Cayman, KY 1-1205
Cayman Islands

Re: Greenlight Capital Re, Ltd.
Amendment No. 4 to Form S-1 Registration Statement
File No. 333-139993

Dear Mr. Goldberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary – page 1

Risks that Could Impact Our Business and Competitive Strengths – page 5

1.   The introductory sentence added to this section states that "in addition to the risks described in "Risk Factors" on page 12 we face the following risks…" This suggests that you have not disclosed all of the risk factors in the risk factor section. Please revise the language to eliminate this suggestion.

Risk Factors – page 12

DME Advisors' representatives' service on boards and committees may place trading restrictions on our investments and may subject us to indemnification liability. – page 24

2.   Please clarify whether the company has invested in either of Biofuel Energy Corp. or Ark Real Estate Partners L.P.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 42

3.   In a risk factor on page 14 you disclose that your March 31, 2007 loss reserves total $16.7 million for seven of your 16 contracts. It is apparent from your interim balance sheet this amount represents your entire loss reserve recorded at March 31, 2007. It is unclear from your disclosure why you have no loss reserves for nine of your contracts. Please revise your disclosure to clarify why you have not accrued losses for these nine contracts. In this regard, clarify whether you have evaluated these contracts and determined that no losses have been incurred. In addition, for these nine contracts please clarify whether you have received loss information from the cedant or whether your reserves are based solely on industry data or your internal data.

Principal Shareholders – page 93

4.   For each non-natural person listed in the ownership table, identify the natural person with the authority to make investment and voting decisions for the investor.

Part II

Item 15.

5.   In Note 5 on page F-28, you indicate that the registrant issued over 100,000 shares of restricted stock to employees in the first quarter of 2007. These shares are not reflected in Item 15, Part II. Please revise the section accordingly.

Interim Condensed Consolidated Financial Statements

Notes to Interim Condensed Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Recently Issued Accounting Standards, page F-27

6.   We acknowledge your response to our previous comment 19. Please address the
        following additional comments:

   a. Please revise your disclosure regarding the adoption of SFAS 159 to discuss how the
       new standard impacts cash flow treatment of trading securities and instruments
       elected to be recorded at fair value with changes through the income statement. In
       this regard, the new standard requires in paragraphs 16, A42 and C5 that these
       instruments be classified in the cash flow statement based on the nature and purpose
       for which they were acquired. Cash flows related to trading securities will no longer
       be required to be classified as operating activities.
   b. Please explain to us why you believe the new standard will result in no changes to
       how you classify your investment activities. In this regard your current disclosure
       appears to be contradictory as you appear to acknowledge that these cash flows are
       investing activities yet you would continue to treat them as operating activities under
       the new guidance.

Note 5: Share Capital, page F-28

7.   Please revise your disclosure regarding the 102,160 shares of restricted stock granted to
        employees to disclose the vesting period for these shares. In addition, it appears that
        your reference to anticipated book value multiples inherent in your independent
        investment bankers' assessment of your offering price implies your reliance on them as
        experts. Please revise your filing to name the bankers you rely upon, identify them as
        experts and have them provide their consent. Otherwise, please remove reference to your
        bankers.

                              *   *   *   *   *

Leonard Goldberg
Greenlight Capital Re, Ltd.
May 21, 2007
Page 4

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Kerry Bercham, Esq.
Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, New York 10022